SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2003.

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

     Form 20-F      ✓         Form 40-F _____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes _____   No      ✓

Table of Contents

     1.     Press release of August 19, 2003

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

By: /s/ Jan Gustavsson

Name: Jan Gustavsson Title: General Counsel & Company Secretary

Date: August 20, 2003

Coca-Cola Hellenic Bottling Company S.A.
Interim results for the six months to 27 June 2003 (IFRS)

Strong financial performance — FY 2003 Guidance Revised

HALF YEAR HIGHLIGHTS

•	Volume of 647 million unit cases, 6% ahead of 2002,

•	EBITDA* of €325 million, 12% ahead of 2002,

•	Operating profit (EBIT) of €135 million versus €103 million, 31% ahead of 2002,

•	Significant increase in net profit to €48 million, from a net profit of €17 million in 2002.

SECOND QUARTER HIGHLIGHTS

•	Volume of 377 million unit cases, 9% ahead of 2002,

•	EBITDA* of €229 million, 12% ahead of 2002,

•	Operating profit (EBIT) of €133 million versus €110 million, 21% ahead of 2002,

•	Continued strengthening in net profit to €75 million, from a net profit of €56 million in 2002.

Irial Finan, Managing Director of CCHBC, commented:

“Our strategic commitment to grow the profitability of our business and the improvement in the operating environment enabled us to deliver this strong performance. We remain focused on expanding our product portfolio through new launches and selective acquisitions in the fast expanding water segment. Our financial results so far in the year with the summer selling season near completion gives us renewed confidence for a strong performance for the full year primarily as our intense effort to manage costs and the operating leverage of our wide portfolio of countries remains strong.”

19 August 2003

*	EBITDA (earnings before interest, tax, depreciation, amortisation and other non-cash items), which we calculate as operating profit plus depreciation and amortisation is a key measure of performance.

Coca-Cola Hellenic Bottling Company S.A.
Interim results for the six months to 27 June 2003 (IFRS)

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of more than 500 million people. CCHBC shares are listed on the Athens Stock Exchange (ASE:EEEK), with secondary listings on the London (LSE:CCB) and Australian (ASX:CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE:CCH).

Financial information in this announcement is presented on the basis of International Financial Reporting Standards (“IFRS”). CCHBC also prepares financial information under accounting principles generally accepted in the US (“US GAAP”), which are available on our website: www.coca-colahbc.com and furnished to the US Securities and Exchange Commission on Form 6-K.

ENQUIRIES:

Company contacts:
Coca-Cola HBC Melina Androutsopoulou Investor Relations Director	Tel: +30 210 618 3100 email: melina.androutsopoulou@cchbc.com

Thalia Chantziara Investor Relations Analyst	Tel: +30 210 618 3124 email: thalia.chantziara@cchbc.com

European press contact:
FD Greece Alastair Hetherington	Tel: +30 210 725 8194 email: alastair.hetherington@fd.com

US press contact:
FD Morgen — Walke Brian Maddox	Tel: +1 212 850 5600 email: bmaddox@fdmw.com

Coca-Cola Hellenic Bottling Company S.A.
Interim results for the six months to 27 June 2003 (IFRS)

Overview

Coca-Cola HBC performed well during the first half of the year reporting over 31% growth in operating profit (EBIT) and 12% increase in EBITDA reflecting our continuous focus on improving profitability. Our strong volume growth, continued rollout of new products, pricing initiatives as well as containment of operating expenses and finance costs contributed to a significant improvement in margins. Volume in the first half grew by 6% primarily driven by strong performance in the second quarter where volume grew by 9%. In the second quarter of 2003 our volume was positively impacted by the Easter holiday, and improved weather in most territories. Macro-economic conditions are expected to remain challenging for the remainder of the year.

Both our newly acquired water businesses, Valser in Switzerland and Dorna in Romania, continue to perform well. In the first half of 2003 they contributed approximately 3% to our volume and 2% to our EBITDA. In line with our strategy to strengthen our presence in the expanding non-carbonated soft drinks sector we announced two more water acquisitions this year. In May we announced the acquisition, jointly with The Coca-Cola Company, of 100% of the shares of Multivita, a Polish mineral water company, which we expect to close by the end of the third quarter of 2003. In July we announced our intention to acquire the Austrian mineral water company Römerquelle. We expect this transaction to close sometime in the fourth quarter of 2003. Both acquisitions are expected to impact primarily 2004 and we will give more details later in the year when both transactions are finalised.

Operational Review by Reporting Segments

	Volume (million unit cases)			EBITDA (€ million)
Six months to 27 June 2003
	2003	2002	% Change	2003	2002	% Change

Established Markets	273.2	264.3	+3%	181.6	163.8	+11%
Developing Markets	128.1	124.1	+3%	46.7	45.3	+3%
Emerging Markets	245.7	224.7	+9%	96.3	82.0	+17%

Coca-Cola HBC	647.0	613.1	+6%	324.6	291.1	+12%

	Volume (million unit cases)			EBITDA (€ million)

2nd Quarter 2003	2003	2002	% Change	2003	2002	% Change

Established Markets	156.4	144.3	+8%	119.6	105.1	+14%
Developing Markets	77.5	71.9	+8%	40.5	41.7	-3%
Emerging Markets	143.4	129.7	+11%	69.2	57.7	+20%

Coca-Cola HBC	377.3	345.9	+9%	229.3	204.5	+12%

Coca-Cola Hellenic Bottling Company S.A.
Interim results for the six months to 27 June 2003 (IFRS)

Established markets

Volume

Unit case volume was 273 million for the first half, 3% above prior year and 156 million for the quarter, 8% above prior year. All of our countries in this segment had positive volume growth in the second quarter as a result of favourable weather as well as the timing of the Easter holiday. In particular we saw strong growth in Italy which also benefited from the timing of price increases that had negatively impacted first quarter volume growth.

EBITDA

Established markets contributed €182 million to group EBITDA for the first half, 11% above prior year, and €120 million for the quarter, 14% above prior year. EBITDA in this segment was driven by both, volume growth and cost management, with Italy being a major contributor.

Developing markets

Volume

Unit case volume was 128 million for the first half, 3% above prior year and 78 million for the quarter, 8% above prior year. The key developing market, Poland, continued to outperform the overall segment.

EBITDA

Developing markets contributed €47 million to group EBITDA for the first half, 3% above prior year and €41 million to group EBITDA for the quarter, 3% down versus prior year. Excluding the loss of toll filling contracts because of the German deposit legislation EBITDA in our developing markets would have grown more in line with our long-term growth target for the segment.

Emerging markets

Volume

Unit case volume was 246 million for the first half, 9% above prior year and 143 million for the quarter, 11% above prior year.

Nigeria’s volume was slightly down in the first half impacted by our price increase in February, uncertainty surrounding the elections and periodic fuel shortages during the period.

Romania continued to perform exceptionally well in the second quarter, ending the first half with double digit volume growth assisted by new product launches and the recently acquired Dorna water.

EBITDA

Emerging markets contributed €96 million to group EBITDA for the first half, 17% above prior year and €69 million to group EBITDA for the quarter, 20% above prior year.

Romania’s strong underlying business coupled with Dorna’s performance in the first half of the year were both drivers of strong EBITDA growth for this country.

In addition to volume growth, cost control initiatives in Russia resulted in a significant improvement in the profitability of our Russian business which is on track to be EBIT positive in 2003.

Coca-Cola Hellenic Bottling Company S.A.
Interim results for the six months to 27 June 2003 (IFRS)

Group Financial Review

	Second Quarter 2003			Six months to 27 June 2003

	2003	2002*	% Change	2003	2002*	% Change

Volume in unit cases	377	346	+9%	647	613	+6%
Net sales revenue	1,152.4	1,090.5	+6%	1,953.0	1,937.6	+1%
Cost of goods sold	(680.1)	(646.8)	+5%	(1,181.8)	(1,195.3)	-1%
Gross profit	472.3	443.7	+6%	771.2	742.3	+4%
Operating expenses	(309.1)	(306.0)	+1%	(577.8)	(583.7)	-1%
Operating profit (EBIT)	132.6	110.0	+21%	134.5	103.0	+31%
EBITDA	229.3	204.5	+12%	324.6	291.1	+12%
Net profit	74.7	55.6	+34%	48.4	16.9	>100%

*     Certain amounts in sales, cost of goods sold and operating expenses have been reclassified for comparative purposes for a change in policy on accounting for certain sales incentives and promotional expenses made to customers. The adoption of this policy has no impact on our operating profit (loss). The change in accounting policy has been undertaken to bring our accounting treatment in line with the recent detailed guidance issued in the United States.

Net Sales Revenue

Net sales revenue for the first half of 2003 increased by approximately 1% against the first half of 2002 primarily as a result of weaknesses of selected local currencies against the Euro, particularly Nigeria, Poland, Russia, Ukraine and Belarus. Excluding the impact of the foreign currency translation, net sales revenue in the first half would have grown by approximately 7%.

In the second quarter of 2003 net sales revenue showed a 6% improvement versus 2002. Excluding the impact of the foreign currency translation, net sales revenue in the second quarter would have grown by 11% year-on-year as a result of selected price increases and improved product and channel mix.

The negative foreign currency impact on net sales revenue is virtually offset by positive currency impact on cost of goods and operating expenses.

As discussed previously, during the first quarter of 2003, the company adopted a revised policy on accounting for certain sales incentives and promotional expenses offered to

Coca-Cola Hellenic Bottling Company S.A.
Interim results for the six months to 27 June 2003 (IFRS)

customers. Such amounts, which were previously classified as operating expenses, have been reclassified as a reduction from sales revenue and also from cost of goods sold. Accordingly, the 2002 amounts have been reclassified for comparative purposes. The adoption of this policy had no impact on our operating profit or net profit. These reclassifications reduced sales revenue by €48.1 million and €41.8 million and increased cost of sales by €2.8 million and €5.7 million for the six months ended 27 June 2003, and 28 June 2002, respectively. This was offset by a reduction in each period in operating expenses.

Cost of Goods Sold

Cost of goods sold decreased by €13.5 million in the first half largely driven by the strengthening of the Euro against the US dollar which impacted our results positively in several markets where the cost of certain raw materials are denominated in US dollars. Additionally, we continued to drive costs lower through continued focus on our strategy to improve all aspects of our supply chain and other cost-reduction initiatives.

Gross Profit

Our gross profit margin increased to 39.5% compared to 38.3% for the first half of 2002, a strong increase which reflects our focused efforts to manage costs and improve production efficiencies.

Operating Expenses

Total operating expenses represented 32.6% of our net sales for the first half of 2003 versus 33.0% for the comparable period 2002. Importantly, we continued to invest strongly behind our sales force and marketing expenses while reducing administrative expenses.

Operating Profit (EBIT)

Operating profit increased by 31% to €135 million from an operating profit of €103 million in the first half of 2002. This increase is attributable to a significant gross margin improvement, as noted above, as well as cost savings within operating expenses. The foreign currency impact on EBIT and EBITDA for the half-year is negligible and we do not anticipate any significant foreign currency impact on EBIT and EBITDA for the full year.

Net Profit

The net result of the group improved by over 100% to a net profit of €48 million versus a net profit of €17 million in the first half of 2002 reflecting the strong growth in our operating profit as well as the favourable impact of lower interest rates and lower effective tax rates for the half year, in line with our full year expectations.

Capital Expenditure

The group had a net expenditure of €198 million on fixed assets for the first half of 2003. We continue to focus our capital investment on the most profitable areas of the business such as cold drink equipment and expanded availability of immediate consumption packaging. We continue to redeploy assets and equipment within the group, where possible, to minimise the cash outflows on fixed assets, as well as improving our return on existing assets. Our capital expenditure for the full year is expected to be within our previously stated range of €335-350 million.

Coca-Cola Hellenic Bottling Company S.A.
Interim results for the six months to 27 June 2003 (IFRS)

Acquisition of Polish Water Brand Multivita

On May 2, we announced our intention to acquire jointly with The Coca-Cola Company, 100% of the shares of Multivita sp. z o.o., the Polish mineral water company owned by Maspex sp. z o.o.

We anticipate the transaction, which is subject to approval by regulatory authorities, to close by the end of the third quarter of 2003. We do not expect the Polish acquisition to have a material impact on 2003 results.

Acquisition of Austrian Water Brand Römerquelle

On July 21, we announced our intention to acquire the Austrian mineral water company Römerquelle GmbH. The acquisition involves production facilities at Edelstal and Pöttsching and the mineral water and wellness brands Römerquelle and Markusquelle.

This acquisition is a significant further commitment to our operations in Austria. Römerquelle and Markusquelle have great potential for continued growth in the rapidly expanding bottled water and wellness drinks segments. The acquisition of Römerquelle GmbH complements CCHBC’s strategy of selectively broadening its beverage brands to satisfy consumers.

It is anticipated that this acquisition, which is subject to approval by regulatory authorities, will be finalised in the fourth quarter of the year. We do not expect any material impact on the 2003 results.

2003 Full Year Outlook

As we approach completion of the important summer selling season we have seen consistent improvement in our performance. More specifically our focus around growing the profitability of our business, our intense cost management efforts in the first half of the year and a favourable interest rate environment are all contributing towards delivering stronger than anticipated net profit. We therefore revise our previously stated 2003 guidance as follows:

•	Volume growth for the full year is expected in the lower half of our range of 7%-9%,

•	EBITDA growth is expected to be in the upper half of the 11%-13% range,

•	EBIT is expected to grow by 30%-35% versus our previous guidance of 25%-30%,

•	Net profit is expected to be in the range of €90-100 million versus our previous expectation of approximately doubling the 2002 level of net profit (€35 million),

•	We continue to remain focused on improving the profitability and returns of our business and create value for our shareholders. Based on the performance of our business so far we expect to end the year with a strong improvement in incremental ROIC of approximately 150 basis points, approximately 50 basis points higher than previously expected.

Coca-Cola Hellenic Bottling Company S.A.
Interim results for the six months to 27 June 2003 (IFRS)

Conference Call

CCHBC will host a conference call with financial analysts to discuss the 2003 half year results on 19 August 2003 at 4:00 pm, Athens time (2:00 pm London time and 9:00 am New York time). Due to the additional announcements made today, CCHBC will be hosting a morning conference call on 19 August 2003 at 11.00 am Athens time (9.00 am London time) for European financial analysts. Interested parties can access the live, audio webcast of both calls through CCHBC’s website (www.coca-colahbc.com). A replay of both conference calls will be available until Tuesday 2 September 2003.

Coca-Cola Hellenic Bottling Company S.A.
Interim results for the six months to 27 June 2003 (IFRS)

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. In some cases, we use words such as “believe”, “outlook”, “guidance”, “intend”, “expect”, “anticipate”, “plan”, “target” and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding our future financial position and results, business strategy, our future dealings with The Coca-Cola Company, budgets, projected levels of consumption and production, projected costs, estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on these forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on June 30, 2003 (File No 1-31466).

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of the interim consolidated financial statements included here, either to conform them to actual results or to changes in our expectations.

Coca-Cola Hellenic Bottling Company S.A.
Interim results for the six months to 27 June 2003 (IFRS)

Condensed consolidated income statement (unaudited)

		Six months to	Six months to
		27 June 2003	28 June 2002*
	Note	€ million	€ million

Net sales revenue	3	1,953.0	1,937.6
Cost of goods sold		(1,181.8)	(1,195.3)

Gross profit		771.2	742.3
Operating expenses		(577.8)	(583.7)
Exceptional operating expense	4	(2.4)	—
Amortisation of intangible assets		(56.5)	(55.6)

Total operating expenses		(636.7)	(639.3)

Operating profit		134.5	103.0
Finance costs	5	(27.9)	(31.5)
Share of results of associates		1.1	0.9

Profit before taxation		107.7	72.4
Taxation	6	(49.9)	(44.6)

Profit after taxation		57.8	27.8
Minority interests		(9.4)	(10.9)

Net profit		48.4	16.9

Basic & diluted earnings per share (cents)	7	20.5	7.1
Volume (million unit cases)	3	647.0	613.1
EBITDA (€ million)	3	324.6	291.1

*  Refer to note 1

Coca-Cola Hellenic Bottling Company S.A.
Interim results for the six months to 27 June 2003 (IFRS)

Condensed consolidated income statement (unaudited)

		Three months to	Three months to
		27 June 2003	28 June 2002*
	Note	€ million	€ million

Net sales revenue	3	1,152.4	1,090.5
Cost of goods sold		(680.1)	(646.8)

Gross profit		472.3	443.7
Operating expenses		(309.1)	(306.0)
Exceptional operating expense	4	(2.4)	—
Amortisation of intangible assets		(28.2)	(27.7)

Total operating expenses		(339.7)	(333.7)

Operating profit		132.6	110.0
Finance costs	5	(15.2)	(15.9)
Share of results of associates		0.5	0.4

Profit before taxation		117.9	94.5
Taxation	6	(38.7)	(32.3)

Profit after taxation		79.2	62.2
Minority interests		(4.5)	(6.6)

Net profit		74.7	55.6

Basic & diluted earnings per share (cents)	7	31.6	23.5
Volume (million unit cases)	3	377.3	345.9
EBITDA (€ million)	3	229.3	204.5

*  Refer to note 1

Coca-Cola Hellenic Bottling Company S.A.
Interim results for the six months to 27 June 2003 (IFRS)

Condensed consolidated balance sheet (unaudited)

		As at	As at	As at
		27 June 2003	28 June 2002	31 December 2002
	Note	€ million	€ million	€ million

Assets
Intangible assets	8	1,797.4	2,015.5	1,887.5
Property, plant and equipment	8	2,049.2	1,866.4	2,047.3
Other non-current assets		34.6	24.5	32.7

Total non-current assets		3,881.2	3,906.4	3,967.5

Inventories		356.3	336.5	316.9
Trade and other receivables		860.8	777.0	675.5
Cash and cash equivalents		81.4	183.5	105.5

Total current assets		1,298.5	1,297.0	1,097.9

Total assets		5,179.7	5,203.4	5,065.4

Liabilities
Short-term borrowings		588.0	312.6	531.4
Other current liabilities		971.0	962.6	813.8

Total current liabilities		1,559.0	1,275.2	1,345.2

Long-term borrowings		971.0	1,178.7	979.3
Other non-current liabilities		214.4	199.7	208.3

Total non-current liabilities		1,185.4	1,378.4	1,187.6

Shareholders’ equity		2,357.3	2,429.6	2,443.0
Minority interests		78.0	120.2	89.6

Total equity		2,435.3	2,549.8	2,532.6

Total equity and liabilities		5,179.7	5,203.4	5,065.4

Coca-Cola Hellenic Bottling Company S.A.
Interim results for the six months to 27 June 2003 (IFRS)

Condensed consolidated cash flow statement (unaudited)

		Six months to	Six months to	Year ended
		27 June 2003	28 June 2002	31 December 2002
	Note	€ million	€ million	€ million

Operating profit		134.5	103.0	185.8
Depreciation of property, plant and equipment		131.2	132.5	276.4
Amortisation of intangible assets		56.5	55.6	110.5
Other non-cash items	4	2.4	—	6.0

EBITDA (earnings before interest, tax, depreciation, amortisation and other non-cash items)	3	324.6	291.1	578.7

Gain on disposal of property, plant and equipment		0.8	(1.1)	(3.9)
Increase in inventories		(53.4)	(61.5)	(46.4)
Increase in trade and other receivables		(200.0)	(184.0)	(20.8)
Increase (decrease) in trade payables and other liabilities		156.0	110.3	(23.8)
Taxation paid		(24.7)	(23.2)	(58.3)

Cash flow generated from operating activities		203.3	131.6	425.5

Investing activities:
Payment for purchase of property, plant and equipment		(200.5)	(136.4)	(315.3)
Receipts from disposal of property, plant and equipment		7.2	13.0	22.1
Net payments for investments		(0.8)	(0.2)	(0.8)
Net (payments for) cash acquired on acquisition of subsidiaries		(57.4)	2.3	(193.8)
Proceeds from sale of trademark		7.6	—	—
Acquisition of franchise agreements		—	—	(0.3)

Net cash used in investing activities		(243.9)	(121.3)	(488.1)

Financing activities:
Increase in borrowings		97.9	89.9	141.9
Net interest paid		(30.3)	(29.4)	(64.5)
Net dividend paid to group shareholders and minority interests		(50.5)	(45.9)	(50.0)

Net cash from financing activities		17.1	14.6	27.4

(Decrease) increase in cash and cash equivalents		(23.5)	24.9	(35.2)

Movement in cash and cash equivalents:
Cash and cash equivalents at 1 January		105.5	152.6	152.6
(Decrease) increase in cash and cash equivalents		(23.5)	24.9	(35.2)
Effect of changes in exchange rates		(0.6)	6.0	(11.9)

Closing cash and cash equivalents		81.4	183.5	105.5

Coca-Cola Hellenic Bottling Company S.A.
Interim results for the six months to 27 June 2003 (IFRS)

Condensed consolidated statement of movements in equity (unaudited)

		27 June 2003	28 June 2002	31 December 2002
	Note	€ million	€ million	€ million

Balance as at 1 January		2,443.0	2,538.0	2,538.0
Shares held for equity compensation plan		(0.4)	(0.2)	0.2
Net profit		48.4	16.9	35.3
Dividends	9	(45.0)	(42.6)	(42.6)
Gains (losses) on cash flow hedges		0.8	(0.5)	1.8
Gains on cash flow hedges reclassified from equity to carrying amount of hedged assets and liabilities		—	—	(0.1)
Losses on cash flow hedges reclassified from equity and reported in net profit		—	4.7	4.7
Foreign currency translation		(89.5)	(86.7)	(94.3)

Closing balance		2,357.3	2,429.6	2,443.0

Coca-Cola Hellenic Bottling Company S.A.
Interim results for the six months to 27 June 2003 (IFRS)

Notes to the consolidated condensed financial statements (unaudited)

1. Accounting policies

The accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2002, with the exception of a change in the classification of certain customer related expenses in the income statement. Specifically, we now classify all expenditure given or spent on a specific customer as a deduction from revenue or cost of goods sold (as appropriate), except where we receive an identifiable benefit (which is separable from the customer’s purchase of goods from us) in return for the expenditure and we can reasonably estimate the fair value of this benefit. Where we receive a specific reimbursement from The Coca-Cola Company for such costs, the reimbursement is characterised as a reduction of the cost.

The change in accounting policy has been undertaken to bring our accounting treatment in line with the recent detailed guidance issued in the United States. Prior year comparatives have been similarly reclassified for consistency purposes.

Costs that are incurred unevenly during the financial year are anticipated or deferred in the interim report only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

These consolidated condensed financial statements have been prepared in accordance with IAS 34, “Interim Financial Reporting” and should be read in conjunction with the 2002 annual financial statements, which include a full description of the group’s accounting policies.

2. Exchange rates

For CCHBC, we believe that the euro is the most appropriate reporting currency as it is the currency most closely aligned to the operating currencies of the CCHBC group. CCHBC translates the income statements of subsidiary operations to the euro at average exchange rates and the balance sheet at the closing exchange rate for the period.

The principal exchange rates used for transaction and translation purposes in respect of one euro were:

	Average		Closing
	Year to June
			27 June	31 December
	2003	2002	2003	2002

US dollar	1.10	0.91	1.15	1.05
UK sterling	0.68	0.62	0.69	0.65
Polish zloty	4.27	3.70	4.45	4.02
Nigerian naira	140.69	105.41	146.97	133.14
Hungarian forint	248.35	243.42	259.70	235.70
Swiss franc	1.49	1.47	1.53	1.45

Coca-Cola Hellenic Bottling Company S.A.
Interim results for the six months to 27 June 2003 (IFRS)

Notes to the consolidated condensed financial statements (unaudited)

3. Segmental analysis

The group has one business, being the production, distribution and sale of alcohol-free, ready-to-drink beverages. The group operates in 26 countries, and its financial results are reported in the following segments.

Established markets:	Austria, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.

Developing markets:	Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.

Emerging markets:	Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, FYROM, Moldova, Nigeria, Romania, Russia, Serbia and Montenegro, and Ukraine.

	Volume in	Net sales
	unit cases	revenue	EBITDA	EBIT
	million	€ million	€ million	€ million

Established markets
3 months to 27 June 2003	156.4	626.8	119.6	71.9
3 months to 28 June 2002	144.3	581.7	105.1	60.3
6 months to 27 June 2003	273.2	1,083.1	181.6	86.2
6 months to 28 June 2002	264.3	1,045.1	163.8	76.3
12 months to 31 December 2002	518.0	2,045.4	314.1	125.3
Developing markets
3 months to 27 June 2003	77.5	203.8	40.5	20.9
3 months to 28 June 2002	71.9	194.9	41.7	22.9
6 months to 27 June 2003	128.1	329.4	46.7	9.6
6 months to 28 June 2002	124.1	333.9	45.3	7.3
12 months to 31 December 2002	261.6	699.0	92.8	13.4
Emerging markets
3 months to 27 June 2003	143.4	321.8	69.2	39.8
3 months to 28 June 2002	129.7	313.9	57.7	26.8
6 months to 27 June 2003	245.7	540.5	96.3	38.7
6 months to 28 June 2002	224.7	558.6	82.0	19.4
12 months to 31 December 2002	488.7	1,136.4	171.8	47.1
Total CCHBC
3 months to 27 June 2003	377.3	1,152.4	229.3	132.6
3 months to 28 June 2002	345.9	1,090.5	204.5	110.0
6 months to 27 June 2003	647.0	1,953.0	324.6	134.5
6 months to 28 June 2002	613.1	1,937.6	291.1	103.0
12 months to 31 December 2002	1,268.3	3,880.8	578.7	185.8

Coca-Cola Hellenic Bottling Company S.A.
Interim results for the six months to 27 June 2003 (IFRS)

Notes to the consolidated condensed financial statements (unaudited)

4. Exceptional operating items

During the year, CCHBC recognised deferred tax assets on losses that had previously not been recognised on the acquisition of Coca-Cola Beverages plc by Hellenic Bottling Company S.A.. In accordance with IAS 12 “Income Taxes”, when deferred tax assets on losses have not been recognised on acquisition and are subsequently recognised, both deferred tax assets and goodwill are adjusted with corresponding entries to operating expense and taxation in the income statement. Therefore, a charge of €2.4 million has been recorded as an exceptional operating expense, and a deferred tax credit of €2.4 million included within taxation in the income statement. The exceptional operating expense has been excluded from the calculation of EBITDA.

5. Finance costs

	Six months to	Six months to
	27 June 2003	28 June 2002
	€ million	€ million

Interest expense	31.5	30.8
Net foreign exchange translation losses	0.6	3.4
Fair value (gains) losses on interest rate swaps	(2.2)	2.4
Interest income	(2.0)	(5.1)

Total finance costs	27.9	31.5

	3 months to	3 months to
	27 June 2003	28 June 2002
	€ million	€ million

Interest expense	16.0	15.8
Net foreign exchange translation losses	0.6	1.4
Fair value (gains) losses on interest rate swaps	(0.9)	0.8
Interest income	(0.5)	(2.1)

Total finance costs	15.2	15.9

6. Taxation

The underlying effective tax rate for the group is higher than the Greek statutory rate of 35% due to the impact of non-deductible expenses, principally the amortisation of goodwill. Excluding the amortisation of goodwill and the exceptional operating charge (see note 4, above), the effective tax rate for the group for the half year was 30%. Tax rates in the countries in which the group operates range from 0% to 38%.

Coca-Cola Hellenic Bottling Company S.A.
Interim results for the six months to 27 June 2003 (IFRS)

Notes to the consolidated condensed financial statements (unaudited)

A best estimate of the expected full year weighted average annual income tax rate is made for each country and applied to the profits and losses for the period arising in the respective tax jurisdictions.

The effective tax rate for the group varies on a quarterly basis as a result of the mix of taxable profits and deductible expenses across territories and as a consequence of tax adjustments arising during the year.

We anticipate the effective tax rate, excluding the amortisation of goodwill, will be approximately 30% for the full year 2003.

7. Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to shareholders by the weighted average number of shares in issue during the period (2003 and 2002: 236,668,596 shares).

8. Tangible and intangible assets

	Property, plant	Intangible assets
	and equipment
	€ million	€ million

Opening net book value as at 1 January 2003	2,047.3	1,887.5
Additions	226.4	—
Arising on recognition of deferred tax assets in connection with the acquisition of Coca-Cola Beverages plc	—	(2.4)
Arising on prior year acquisitions	0.1	2.5
Sale of trademark to TCCC	—	(2.3)
Disposals	(8.0)	—
Depreciation/amortisation	(131.2)	(56.5)
Foreign exchange differences	(85.4)	(31.4)

Closing net book value as at 27 June 2003	2,049.2	1,797.4

9. Dividends

A dividend of €0.19 per share (totaling €45.0 million) for the year ended 31 December 2002 was approved at the AGM on 6 June 2003 and paid to group shareholders beginning 23 June 2003.

Coca-Cola Hellenic Bottling Company S.A.
Interim results for the six months to 27 June 2003 (IFRS)

Notes to the consolidated condensed financial statements (unaudited)

10.	Contingencies

There have been no significant changes in contingencies since 31 December 2002 (as described in the 2002 annual financial statements).

11.	Recent Acquisitions

a)	Valser Mineralquellen AG

On 30 September 2002, CCHBC jointly acquired with The Coca-Cola Company (“TCCC”), the leading Swiss mineral water bottler, Valser Mineralquellen AG. Total consideration for the acquisition was €117.3 million (excluding costs) of which CCHBC’s share was €58.7 million. The acquisition comprised a number of well-established mineral water brands, including Valser Classic, Valser Naturelle and Valser Limelite, in addition to Valser’s production and distribution facilities. CCHBC acquired the business except for the trademark, which was acquired by TCCC, and the mineral water source, which is owned 50% by each party.

b)	Dorna Apemin S.A.

On 17 December 2002, CCHBC jointly acquired with TCCC, the majority of the shares in Romania’s premier sparkling mineral water company, Dorna Apemin S.A. (“Dorna”). Total consideration for the acquisition was €39.0 million (excluding costs) of which CCHBC’s share was €19.5 million. The acquisition comprised all brands and products of Dorna, including White Spring, Poiana Negri and Dorna mineral waters. CCHBC’s interest represents 49.1% of the outstanding shares of Dorna.

c)	Minority Interest in Switzerland

On 30 December 2002, we announced that we had successfully closed the acquisition of an outstanding 26.1% interest in our Swiss subsidiary from “EWN” Getränke Holdings GmbH. Of the total consideration of €56.3 million, €5.6 million was paid in 2002, and the remainder was paid during the second quarter of 2003.

d)	Multivita sp. z.o.o.

On 2 May 2003, we announced our intention to acquire, jointly with The Coca-Cola Company, 100% of the shares of Multivita sp.z o.o., the Polish mineral water company owned by Maspex sp.z o.o. The purchase of this brand complements our strategy of selectively broadening our portfolio of non-CSD brands, and strengthens further our presence in the Polish market.

Coca-Cola Hellenic Bottling Company S.A.
Interim results for the six months to 27 June 2003 (IFRS)

Notes to the consolidated condensed financial statements (unaudited)

The acquisition, which is subject to approval by Polish regulatory authorities, among other conditions, includes a production facility at Tylicz and the mineral water brand Multivita. We anticipate the transaction to close by the end of the third quarter of 2003.

12.	Post Balance Sheet Events

On 21 July 2003, we announced our intention to acquire the Austrian mineral water company Römerquelle GmbH. The acquisition involves production facilities at Edelstal and Pöttsching and the mineral water and wellness brands Römerquelle and Markusquelle.

It is anticipated that this acquisition, which is subject to approval by regulatory authorities, will be finalised in the fourth quarter of the year.

Coca-Cola Hellenic Bottling Company S.A.
Interim results for the six months to 27 June 2003 (IFRS)

REPORT OF THE ACCOUNTANTS

To the shareholders of Coca-Cola HBC S.A.

We have reviewed the accompanying balance sheet of Coca-Cola HBC S.A. at June 27, 2003, and the related statements of income and cash flows for the six month period then ended. These financial statements are the responsibility of the Group’s management. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with the International Standard on Auditing applicable to review engagements. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying financial statements do not give a true and fair view in accordance with the International Financial Reporting Standards.

PricewaterhouseCoopers
Athens

Date: 12 August 2003